1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES THE APPOINTMENT OF VICE PRESIDENT
FOR THE NEVADA OPERATIONS

October 31, 2011, Vancouver BC — Great Basin Gold Ltd. ("Great Basin Gold” or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces an addition to its management team with the appointment of Joseph M. (Joe) Driscoll as Vice President (VP) for Great Basin Gold’s Nevada Operations.

Joe Driscoll is a qualified Mining Engineer and alumnus of the College of Mineral Science and Technology (1987) from which he holds a Bachelor of Science degree. He started his mining career at Western Energy Company as a Metallurgical Technician in 1986, following which he also worked for Pegasus Gold, New Butte Mining Company, Independence Mining Company, Stillwater Mining Company and Newmont’s Carlin and Midas Operations. In 2005, he was Mine Manager at Queenstake Resources’ Jerritt Canyon Operations, and in 2006 he joined Barrick’s Goldstrike Mine as Mine Operations and Maintenance Superintendent. In 2007, he rejoined Newmont’s Carlin Operation where he has been Leeville Mine Manager until this appointment with Great Basin Gold.

Responsible for leading the well-qualified management team that is primarily focused on safely operating and developing the Company’s Hollister and Esmeralda operations, Joe will be instrumental in enhancing partnerships and relations with stakeholders in the area. His role will also be to direct the team’s efforts toward the intended long term growth, backed by sustained performance, in that operating environment.

President and CEO Ferdi Dippenaar said: “We are extremely pleased to have Joe join the company and strengthen our operational team in Nevada. He brings with him a wealth of knowledge and experience which we believe will be instrumental in unlocking the value of our Hollister and Esmeralda projects in Nevada.”

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	+27 (0)11 301 1800
Michael Curlook in North America	+1 888 633 9332
Barbara Cano at Breakstone Group in the USA	+1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.